UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 20, 2005

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Arlington VA – April 20, 2005 – Metal Storm Limited (NASDAQ Small Cap ticker symbol MTSX ASX trading code: MST).

Metal Storm Limited today released the following statement which will be published in the CEO Corner section of the company website later.  The company website address is www.metalstorm.com.

David A. Smith - CEO Metal Storm

I'd like to give you an update since my initial notes to you last month.

In the next few days the company will be releasing its 2004 Annual Report.  In the CEO’s Report to shareholders I have outlined revised priorities and a new business plan for the Company.  I recommend you read it as it provides a good picture of where I want to take the Company and some milestones to measure our success along the way.  We will also be releasing the Notice of Annual General
Meeting, which will be held in Melbourne, Australia on 25 May 2005.  I look forward to meeting some of you at this event.

Once again we are seeing a period of volatility in the Company’s share price on both the ASX and Nasdaq, particularly in the past 5 trading days.  I cannot explain the mysteries of the market, but I can put these movements in perspective for you.  It is worth noting that the Company has approximately 521 million ordinary shares on issue and almost 10,000 individual registered shareholders. The average daily sales volume on the ASX over the past 5 trading days up to and including 20 April 2005 was 858,412 shares which represents only
0.16% of the total MST stock, and some of this volume is probably churn.  The average number of trades per day on ASX in this period was only 52.  This information tells me that the vast majority of our shareholders are standing firm and the volatility is being driven by a very small section only.  I also think it is interesting to note that the average value of share parcels traded on ASX in this time was only AU$2,433 and that many trades have gone through in very low parcel sizes, some as low as AU$13 in value.  To me this shows there clearly a cynical element to some of the trading that we are seeing from this small section of traders.  I believe that the vast majority of shareholders strongly support the Company and believe in its future.

In my opinion the only way to effectively deal with share price volatility is through generating solid, sustainable, outcomes for the Company, and that is where my focus and that of the rest of the Metal Storm team lies.  We have our eyes firmly focused on delivering the results that will drive real value for shareholders by producing profits and sustainable growth.

We are in good shape to undertake the task. We have built a very solid foundation with the technical developments of the past two years. We have built an outstanding team of engineers and scientists to drive the conversion of our innovations into saleable products.  We have conducted a very successful demonstration (March 2005) of our technology as part of an integrated systems package suitable for use with a variety of existing platforms in use by militaries around the world.  We have a number of serious opportunities where are working right now to secure initial commitments from customers for the supply of prototype systems.  We have sufficient funds to support our through June 2006 without additional income, and longer if we can generate from commercial arrangements in the meantime. And, we are working to a very clear set of goals and business plan that keeps us focused on the things that will deliver the best result for shareholders in the shortest possible time frame.

As I have said before, in a long career I have never been more excited about my job and the potential this company represents.

David Smith
CEO
Metal Storm Limited

For further information:

United States:
Investor queries:   David Smith, CEO - Ph: 703-248-8218
Media:              Gregory Pettit - Hill & Knowlton - Ph: 212-885-0300

About Metal Storm
Metal Storm Limited is a defense technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked round”
technology. The company is headquartered in Brisbane, Australia and in the US, with an office in Washington DC and a defense engineering capability located in Seattle, operating as ProCam Machine LLC.  The company has invented ballistics technology that has no known conventional equivalent.  Metal Storm working with government agencies and departments, as well as industry, to develop a variety of systems utilizing the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Safe Harbor
Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.  For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: 04/20/2005	By:	James Donald MacDonald
	Name:	James Donald MacDonald
	Title:	Company Secretary